Exhibit 12.1

CAMPUS CREST COMMUNITIES, INC. AND

CAMPUS CREST COMMUNITIES PREDECESSOR

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Campus Crest Communities, Inc.				Campus Crest Communities Predecessor
	Year Ended December 31, 2011		Period October 19, 2010 through December 31, 2010(1)		Period January 1, 2010 through October 18, 2010(1)		Years Ended December 31,
							2009	2008	2007
	(dollars in thousands)
Earnings:
Income before taxes, non controlling interests and equity in loss of unconsolidated subsidiaries	$5,409	(2)	$(1,442	)(3)	$(20,393)		$(17,164)	$(26,097)	$(9,632)
Add: Fixed charges	8,838		2,694		20,921		16,252	16,735	8,446
Add: Amortization of capitalized interest(4)	53		1		113		137	127	82
Less: Capitalized interest	(1,950)		(175)		(85)		(381)	(1,789)	(1,863)

Total earnings (loss)	$12,350		$1,078		$556		$(1,156)	$(11,024)	$(2,967)

Combined fixed charges and preferred stock dividends:
Interest expense	$6,888		$2,519		$20,836		$15,871	$14,946	$6,583
Capitalized interest	1,950		175		85		381	1,789	1,863
Preferred stock dividend requirements(5)	—		—		—		—	—	—

Combined fixed charges and preferred stock dividends	$8,838		$2,694		$20,921		$16,252	$16,735	$8,446

Ratio of earnings to combined fixed charges and preferred stock dividends(6)	1.40x		0.40x		0.03	x	— (7)	— (7)	— (7)

(1)	Our initial public offering was completed October 19, 2010.
(2)	Includes non-cash gain of approximately $3.2 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at Huntsville and The Grove at Statesboro, which if excluded would result in a ratio of earnings to fixed charges of 1.04x.
(3)	Includes non-cash gain of approximately $0.6 million recognized in connection with the acquisition of our joint venture partner's interest in The Grove at San Marcos, which if excluded would result in a ratio of earnings to fixed charges of 0.19x.
(4)	Represents an estimate based on the Company's and the Predecessor's established depreciation policies and an analysis of capitalized interest.
(5)	We did not have any preferred stock outstanding for the periods presented.
(6)	The shortfall of earnings to combined fixed charges and preferred stock dividends for Campus Crest Communities, Inc. for the period October 19, 2010 through December 31, 2010 was approximately $1.6 million and for Campus Crest Communities Predecessor for the period January 1, 2010 through October 18, 2010 and for the years ended December 31, 2009, 2008 and 2007 was approximately $20.4 million, $17.4 million, $27.8 million and $11.4 million, respectively.
(7)	Earnings for the period were less than zero.